Partners (admitted in Hong Kong)

Justin M. Dolling(4)

David Patrick Eich(1),(3),(4)

Douglas S. Murning(4)

Nicholas A. Norris(4)

John A. Otoshi(2)

Jesse D. Sheley(1)

Dominic W.L. Tsun(2),(4)

Li Chien Wong

Ashley Young(4)

David Yun(4),(5)

Registered Foreign Lawyers

Pierre-Luc Arsenault(2)

Christopher Braunack(4)

Albert S. Cho(2)

Benjamin Su(2)

David Zhang(2)

Fan Zhang(1)

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

August 20, 2012

VIA EDGAR AND ELECTRONIC SUBMISSION

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               China Mobile Games and Entertainment Group Limited
Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose for filing via EDGAR the Company’s registration statement on Form F-1 (the “Registration Statement”).  We also enclose two courtesy copies of the Registration Statement, one of which has been marked to show changes to the registration statement confidentially submitted to the Commission on July 12, 2012, and one of which has been marked to show changes to the registration statement confidentially submitted to the Commission on August 7, 2012.

In accordance with the Jumpstart Our Business Startups Act, the Company seeks for the Registration Statement (including any subsequent amendments) to be effective 21 days after the date of this public filing.

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the State of New York (U.S.A.)

(3) Admitted in the State of Wisconsin (U.S.A.)

(4) Admitted in England and Wales

(5) Admitted in New South Wales (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

The Company has no further responses to the comments contained in the letter dated August 2, 2012 from the staff of the Commission, besides those which were set forth in our response letter dated August 7, 2012.

We wish to thank you and other members of the staff in advance for your review of the enclosed filing.

*              *              *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Very truly yours,

David T. Zhang
of Kirkland & Ellis

Enclosures

cc:                                 Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming